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                                   FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION

                           Washington, D. C. 20549


                          REPORT OF FOREIGN ISSUER


                     Pursuant to Rule 13a-16 or 15d-16 of

                      the Securities Exchange Act of 1934


                          For the month of March 2002


                        COMMISSION FILE NUMBER:  1-7239


                                 KOMATSU LTD.
                ...............................................
                 Translation of registrant's name into English

                 3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan
                 ............................................

                    Address of principal executive offices
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                      INFORMATION TO BE INCLUDED IN REPORT
                      ------------------------------------

1.    One company announcement made on March 19, 2002.

                                  SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   KOMATSU LTD.
                                          -----------------------------
                                                   (Registrant)

Date:  March 19, 2002                 By:  /s/  Kenji Kinoshita
                                          -----------------------------
                                                Kenji Kinoshita
                                                Executive Officer
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                                            KOMATSU
For Immediate Release
                                            2-3-6 Akasaka, Minato-ku,
                                            Tokyo 107-8414, Japan
                                            Public Relations Section
                                            Tel: (+81) 3-5561-2616
                                            No. 0078(1755)
                                            Date: March 19, 2002
                                            URL: http://www.komatsu.com/

             Joint Venture for solar grade polycrystalline silicon

Advanced Silicon Materials LLC (ASiMI), a United States subsidiary of Komatsu Ltd. and a manufacturer of polycrystalline silicon, and Renewable Energy Corporation (REC) of Norway have recently signed a letter of intent to establish a joint-venture company. Under the proposed arrangement, ASiMI will convert its Moses Lake Plant into a plant dedicated to produce polycrystalline silicon for solar applications. After finalizing specific conditions, two companies plan to conclude a definitive agreement around the summer of this year.

For the establishment of the joint venture, ASiMI's major contribution will be the transfer of the Moses Lake Plant consisting of its silane gas plant and related facilities, while REC's major contribution will be to provide financing for granular polycrystalline silicon technology development and working capital. The joint venture will start with 50:50 equity participation. The establishment of the joint venture is subject to the achievement of cost reductions, the negotiation of definitive agreements, and various other conditions, including obtaining any applicable regulatory approvals.

In light of belated recovery in demand for polycrystalline silicon for use in semiconductors against the backdrop of depressed market conditions for semiconductors worldwide, ASiMI has discontinued production at the Moses Lake Plant. As a result, an impairment loss will be recorded at the end of the
current fiscal year.  ASiMI has studied the possibility of converting   the
Moses Lake Plant into a plant dedicated to produce polycrystalline silicon for solar applications. REC, on the other hand, has for a long time worked to develop a stable supply network of polycrystalline silicon for solar applications, whose demand has demonstrated outstanding growth for the last few years with a bright prospect for future growth.

Mr. Reidar Langmo, President of REC, explained, "The joint venture should become a major milestone to reduce future shortage of silicon for the solar industry. It will also offer an opportunity for the solar industry to grow with minimal impacts of semiconductor market conditions and lead to stabilization of silicon raw material prices."

Mr. Michael W. Kerschen, President of ASiMI, commented, "The new company should be able to reopen the Moses Lake Plant, and that is very important for the local community."

Outline of Renewable Energy Corporation AS
Head Office: Oslo, Norway
Line of Business: REC is a Norwegian based holding company active in the entire value chain of solar energy. REC is the main shareholder in ScanWafer ASA, one of the major independent producers of silicon wafers for the photovoltaic industry.
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Outline of Advanced Silicon Materials LLC
Head Office: Moses Lake, WA, U.S.A.
Line of Business: ASiMI is a leading producer of ultra-high purity polycrystalline silicon, and the world's largest manufacturer and supplier of silane gas. Both products are integrated using a unique core technology to create a base material for silicon wafers and devices produced in the semiconductor industry.

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